Exhibit 99.2

James Hardie announces Adjusted Net Operating Profit1

of US$65.4 million for Q2 Fiscal 2015 and US$115.5

million for the half year ended 30 September 2014

James Hardie announces a financial year 2015 first half dividend of

US8.0 cents per security

James Hardie today announced results for the second quarter of fiscal 2015 and the half year ended 30 September 2014:

•	Group adjusted net operating profit[1] of US$65.4 million for the quarter and US$115.5 million for the half year, increases of 16% and 7%, respectively compared to the prior corresponding periods
•	Group adjusted EBIT[1] of US$85.1 million for the quarter and US$156.3 million for the half year, increases of 17% and 11%, respectively compared to the prior corresponding periods
•	Group net sales of US$440.4 million for the quarter and US$857.2 million for the half year, increases of 12% for both periods, compared to the prior corresponding periods
•

USA and Europe Fiber Cement Segment net sales of US$335.4 million for the quarter and US$656.9 million for the half year, increases of 12% and 14%, respectively compared to the prior corresponding periods

•	USA and Europe Fiber Cement Segment EBIT margin of 22.3% for the quarter and 21.7% for the half year
•	Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness[1] claims of 24.5% for the quarter and 23.2% for the half year
•	Capital expenditures of US$110.9 million for the quarter and US$159.5 million for the half year

CEO Commentary

“Our second quarter results continue to reflect increased volumes and higher average net sales prices across our US, European and Asia Pacific Fiber Cement businesses, driving our net sales up 12% for both the quarter and half year. While the operating environment in both US and Australia has improved compared to the prior corresponding quarter, the recovery of the US housing market remains below our expectations at the beginning of the year,” said James Hardie CEO, Louis Gries.

He continued, “Operationally, we improved plant performance versus the first three months of the year, resulting in gross profit outpacing top line revenue growth for the group as a whole and for the USA and Europe and Asia Pacific Fiber Cement segments.”

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. Please refer to the Non-US GAAP Financial Measures section of Management’s Analysis of Results for reconciliations of non-GAAP financial measures to an equivalent US GAAP measure.

“In the USA and Europe Fiber Cement segment, EBIT margin for both the quarter and the half year remained down slightly compared to the prior corresponding periods, largely a result of higher organizational spend as a percentage of sales. For fiscal 2015, we continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%,” said Mr. Gries.

Mr. Gries concluded, “When we look at the US housing market, and the broader US economy as a whole, we see continued uncertainty around the recovery in the short-term, however, our view remains unchanged on the medium and longer-term outlook. Due to the slower growth experienced in the US housing market in the short-term, we will defer the planned commissioning of our already announced capacity expansion programs. However, we still remain committed to investing approximately $600 million in additional manufacturing capacity over three years (inclusive of fiscal 2015) to capitalize on the anticipated medium to longer-term recovery.”

Outlook

The Company continues to expect improvement in the US operating environment during fiscal 2015, although at a more moderate level than originally assumed for the year. Further, the recent flattening in housing activity has created some uncertainty about the pace of the recovery in the short-term.

EBIT to revenue margins in our USA and Europe Fiber Cement Segment are expected to remain within our target range of 20% to 25% for fiscal 2015, absent any major external factors.

In Australia, net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market.

The New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than prior year.

The Philippines business is expected to grow, driven by increased penetration into the growing residential high rise market together with increased penetration into the growing commercial market.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2015 is between US$199 million and US$223 million. Management continues to expect full year Adjusted net operating profit to be between US$205 million and US$235 million assuming, among other things, housing industry conditions in the United States continue to improve and that an average exchange rate at or near current levels is applicable for the remainder of the fiscal year.

The comparable Adjusted net operating profit for fiscal 2014 was US$197.2 million.

Management cautions that although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 30 September 2014 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This media release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this media release.

END

Media/Analyst Enquiries:

Sean O’ Sullivan  Telephone:  +61 2 8845 3352

Vice President Investor and Media Relations Email:  media@jameshardie.com.au